FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of 7 August 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)	Embargoed until 12.30 p.m. (BST)
7 August 2008

SIGNET REPORTS SECOND QUARTER SALES

Signet Group plc, the world's largest speciality retail jeweller, today announced its sales performance for the 13 and 26 weeks ended 2 August 2008.

13 WEEKS ENDED 2 AUGUST 2008

Group like for like sales fell 4.5% in the 13 week period. Total sales were down 2.4% on a reported basis to $768.6 million (13 weeks to 4 August 2007: $787.4 million) reflecting an underlying decrease of 1.9% at constant exchange rates (see Note 1). The breakdown of the sales performance was as follows:

	Sales			Change on Previous Year
	$m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	575.4	74.9%	(1.6)%	(1.6)%	(5.8)%
UK	193.2	25.1%	(4.8)%	(3.0)%	(0.6)%(a)
GROUP	768.6	100.0%	(2.4)%	(1.9)%	(4.5)%

(a)     Like for like sales: H.Samuel (0.4)% and Ernest Jones (0.8)%.

26 WEEKS ENDED 2 AUGUST 2008

Group like for like sales were down by 3.4% in the 26 week period. Total sales were down 0.7% on a reported basis to $1,591.1 million (26 weeks to 4 August 2007: $1,601.8 million) reflecting an underlying decrease of 0.5% at constant exchange rates (see Note 1). The average US dollar exchange rate for the period was £1/$1.98 (2007/08 H1: £1/$1.99). The breakdown of the sales performance was as follows:

	Sales	Change on Previous Year
	$m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	1,206.5	75.8%	(0.9)%	(0.9)%	(5.2)%
UK	384.6	24.2%	(0.1)%	0.4%	2.3%(b)
GROUP	1,591.1	100.0%	(0.7)%	(0.5)%	(3.4)%

(b)     Like for like sales: H.Samuel 2.4% and Ernest Jones 2.2%.

Terry Burman, Group Chief Executive, commented, "In the first half, Group like for like sales were down 3.4% reflecting the continuing difficult trading environment in both the US and UK.

In the second quarter, the underlying like for like sales in the US remained at a similar level to that seen since the start of the year.  The results of the price increases continue to be encouraging and we remain on target to at least maintain at last year's level our full year gross merchandising margin rate. In the UK, as expected, the like for like sales growth of the first quarter was not maintained. However, the second quarter was still encouraging given the demanding comparatives, and the division's continued out-performance of the non-food retail category."

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
	Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700

	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959
	Wendel Verbeek, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,973 speciality retail jewellery stores at 2 August 2008; these included 1,414 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 559 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.  See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Investor Relations' Programme Details

Investor Day and Store Tour, Akron, Ohio Tuesday, 12 August 2008

An Investor Day and Store Tour for professional investors will be held in Akron, Ohio on Tuesday, 12 August 2008.

Half Year Results

The half year results for the 26 weeks ended 2 August 2008 are expected to be announced on Wednesday, 3 September 2008 at 12.30 p.m. (BST) and a conference call on that day for all interested parties is expected to take place at 2.00 p.m. (BST).  The call will be broadcast on the Signet Group website (www.signetgroupplc.com). The details for the conference call are:

European dial-in:	+44 (0) 20 7138 0840	Access code: 9840702
European 48 hr. replay:	+44 (0) 20 7806 1970	Access code: 9840702#

US dial-in:	+1 718 354 1362	Access code: 9840702
US 48 hr. replay:	+1 718 354 1112	Access code: 9840702#

  Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group's GAAP sales, is shown below.

13 weeks ended 2 August 2008	13 weeks ended 2 August 2008 as reported	13 weeks ended 4 August 2007 as reported	Growth at actual exchange rates	Impact of exchange rate movement	13 weeks ended 4 August 2007 at constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
US	575.4	584.6	(1.6)%	-	584.6	(1.6)%
UK, Channel Islands & Republic of Ireland	193.2	202.8	(4.7)%	(3.8)	199.1	(3.0)%
	768.6	787.4	(2.4)%	(3.8)	783.7	(1.9)%

26 weeks ended 2 August 2008	26 weeks ended 2 August 2008 as reported	26 weeks ended 4 August 2007 as reported	Growth at actual exchange rates	Impact of exchange rate movement	26 weeks ended 4 August 2007 at constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
US	1,206.5	1,216.9	(0.9)%	-	1,216.9	(0.9)%
UK, Channel Islands & Republic of Ireland	384.6	384.9	(0.1)%	(1.9)	383.0	0.4%
	1,591.1	1,601.8	(0.7)%	(1.9)	1,599.9	(0.5)%

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and other factors" section of Signet's Annual Report & Accounts for the year ended 2 February 2008 furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008 and other filings with and submissions to the SEC made by Signet. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  7 August 2008